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LGBTQ-ownedImmigrant-ownedMinority-owned
Provisions Trading Company

Artisan Specialty Foods Market

1 West Union Street
Ashland, MA 01721
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2× for the next $25,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Provisions Trading Company is seeking investment to finish our expansion/renovation including purchase of new This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Provisions Trading Company is offering perks to investors. You earn the most valuable perk available based on y business. You will not also receive the perks of lesser value, unless specified below.

VIP Investor Invest $1,000 or more to qualify. 10 of 10 remaining

VIP Investors will receive a monthly provisions box valued at at least $50.00 with new artisan provisions.

Royal Investor Private Event Invest $10,000 or more to qualify. 10 of 10 remaining

Royal Investors will receive all the benefits of the VIP Investors, but will also receive an exclusive opportunity fo Provisions Trading Company catered by Chef Alan MacIntosh.
Event will be for the investor and 25 of their friends featuring a buffet and cocktails.

Chef MacIntosh's restaurant is one of the highest rated restaurants in Metrowest, and was also runner up for B
Restaurant.
Chef MacIntosh's vision for his restaurant is the same as for the market, using pure, simple, high quality ingredi
This is a preview. It will become public when you start accepting investment.
OUR VISION

Chef Alan MacIntosh believes that food should be made from simple, quality ingredients. Individuals should nc
understand the ingredient lists on their foods.

Provisions Trading Company was created to offer people the chance to have access to a market that is stockec
ingredients and foods.
Many of the items sourced at our market have two or three ingredients, and contain no chemicals or artificial ir
artisan craftsmen.
This is a preview. It will become public when you start accepting investment.
OUR OFFERINGS
Butcher Counter featuring high quality meats from small locally owned farms.
Fresh baked breads, cookies and other baked goods.
Artisan Cheese & Charcuterie Counter.
Bulk Spices, Tea, Coffees and Grains.
Fresh Produce sourced from local farms.
Commercial Kitchen for Cooking Classes, Cooking Demos, Product Demos and House-made meals and foods
Kitchen setup as a studio to do streaming product demonstrations, and monthly product tastings with different
All Products are 100% artisan made, and sourced from all over the world.
THE TEAM
Alan MacIntosh
Chef & Purveyor

Chef Alan MacIntosh is the Chef & Owner of Doragon Ramen, an award winning Japanese Ramen shop locate
MacIntosh focuses on local, artisan made ingredients and foods. His restaurant & catering company is 100% frc
and believe that the secret to good food is fresh quality ingredients sourced from artisan vendors. Chef MacInt
the top restaurants in the Metrowest area, and have won numerous awards, including being named as Best Rar
Magazine.

Paponake MacIntosh
Chef & Purveyor

Paponake MacIntosh, married to Chef Alan MacIntosh, is an incredible Thai Cook, and expert on Southeast As
and his artistic abilities with plating and presentation are incredible. Paponake will be creating artistic charcute
inspired baked goods.

Tara Poth
Purveyor of Provisions

Gross Profit $282,000 $380,700 $494,910 $618,638 $742,366

EXPENSES

Rent $36,000 $36,900 $37,822 $38,767 $39,736

Utilities $6,000 $6,150 $6,303 $6,460 $6,621

Salaries $62,400 $84,240 $109,512 $136,890 $164,268

Insurance $3,600 $3,690 $3,782 $3,876 $3,972

Equipment Lease $0 $0 $0 $0 $0

Repairs & Maintenance $2,000 $2,050 $2,101 $2,153 $2,206

Legal & Professional Fees $3,600 $3,690 $3,782 $3,876 $3,972

Operating Profit $168,400 $243,980 $331,608 $426,616 $521,591

This information is provided by Provisions Trading Company. Mainvest never predicts or projects performance, financial forecast. Please see below for additional risk disclosures.

Documents

2021 Balance Sheet

Certificate of Ammendment.pdf

Investment Round Status

Target Raise $60,000

Maximum Raise $107,000

Amount Invested $0

Investors 0

Investment Round Ends May 13th, 2022

Summary of Terms

Legal Business Name DORAGON PROVISIONS, INC.

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

2×

Investment Multiple 1.7×

Business's Revenue Share 3%-5.4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1st, 2028

Financial Condition

No operating history

Provisions Trading Company was established in January 2022. Accordingly, there are limited financial statemen review. When evaluating this investment opportunity, investors should consider factors outlined in the risk sect

Risk Factors

You Might Lose Your Money

other competitors could negatively affect Provisions Trading Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Provisions Trading Company's management or vote decisions regarding Provisions Trading Company. Furthermore, if the founders or other key personnel of Provis Provisions Trading Company or become unable to work, Provisions Trading Company (and your investment) cc

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable e various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large Provisions Trading Company and the key persons will have no control. Changes in assumptions or their underly forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the pro there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Ad Company is a newly established entity and therefore has no operating history from which forecasts could be p

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months a one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securiti you will likely have difficulty finding a buyer because there will be no established market. Given these factors, investment for its full term.

The Company Might Need More Capital

Provisions Trading Company might need to raise more capital in the future to fund/expand operations, buy pro members, market its services, pay overhead and general administrative expenses, or a variety of other reasons capital will be available when needed, or that it will be available on terms that are not adverse to your interests Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or e

Changes in Economic Conditions Could Hurt Provisions Trading Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, chang declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and factors are unpredictable and could negatively affect Provisions Trading Company's financial performance or a event Provisions Trading Company ceases operations due to the foregoing factors, it can not guarantee that it generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Provision be subject to the same degree of regulation and scrutiny as if they were registered.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consum
antitrust laws, and health care laws, could negatively affect Provisions Trading Company's financial performanc
Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Provisions Trading Company's management will coincide: you
Company to be as successful as possible. However, your interests might be in conflict in other important areas
Provisions Trading Company to act conservative to make sure they are best equipped to repay the Note obliga
Company might prefer to spend aggressively to invest in the business. You would like to keep the compensatic
want to make as much as they can.

Future Investors Might Have Superior Rights

If Provisions Trading Company needs more capital in the future and takes on additional debt or other sources o
have rights superior to yours. For example, they might have the right to be paid before you are, to receive large
voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Excha
about corporate governance that are intended to protect investors. For example, the major U.S. stock exchange
audit committee made up entirely of independent members of the board of directors (i.e., directors with no ma
Provisions Trading Company or management), which is responsible for monitoring Provisions Trading Company
Provisions Trading Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Provisions Tradir
successful than your initial expectations.

You Do Have a Downside

Conversely, if Provisions Trading Company fails to generate enough revenue, you could lose some or all of you

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Provisions Trading Company, and the revenue of Provision
down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and w
unpredictable, so is your ultimate return.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue ope
to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Provisions Trading Company. Mainvest never predicts or projects performance,
information. For additional information, review the official Form C filing with the Securities and Exchange Com
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Provisions Trading Company isn't accepting investments right now, but is trying to get a sense of how they sho
not need to provide any money, and we won't be accepting money or selling securities, until all of its forms wit
to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'
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